13025548

SEC Mail Processing Section

MAY 30 2013

Washington DC 405

U.S. Department of the Treasury
Washington, D.C. 20220

OMB APPROVAL
OMB # 1535-0089

ANNUAL AUDITED REPORT
FORM G-405
PART III

Information Required of Government Securities Brokers and Dealers Pursuant to Section 15C of the Securities Exchange Act of 1934, SEC Rule 17a-5 and 17 CFR 405.2

SEC FILE NUMBER
8- 37947

REPORT FOR THE PERIOD BEGINNING 04/01/2012 (MMDDYYYY) AND ENDING 03/31/2013 (MMDDYYYY)

A. REGISTRANT IDENTIFICATION

NAME OF GOVERNMENT SECURITIES BROKER OR DEALER:

ICAP Securities USA LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

Harborside Financial Center 1100 Plaza Five
(No. and Street)

Jersey City (City) NJ (State) 07311 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Luciano Soldiviero (212)341-9289
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *
(Name - if individual, state last, first, middle name)

Pricewaterhouse Coopers LLP

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

G-405

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. (See 17 CFR 240.17a-5(e)(2), 17 CFR 405.2)

OATH OR AFFIRMATION

I, Luciano Soldiviero, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICAP Securities USA LLC, as of March 31 in the year 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

DIANA BARONE
Notary Public
State of New Jersey
My Commission Expires Jul 25, 2013

Signature

Chief Financial Officer

Title

Notary Public

This report * * contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 and 17 CFR 403.4.
- [ ] (i) Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3 and 17 CFR 403.4
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Capital Under 17 CFR 402.2 and the Computation for Determination of the Reserve Requirements Under Exhibit A if SEC Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* * For conditions of confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3), 17 CFR 405.2.

Public reporting burden for this collection of information is estimated to average 12 hours per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any aspect of this collection of information, including suggestions for reducing this burden to: Bureau of the Public Debt, Government Securities Regulations Staff, Room 315, 999 E Street, N.W., Washington, DC 20239-0001; and to the Office of Management and Budget, Paperwork Reduction Project 1535-0089 Washington, DC 20503.

ICAP Securities USA LLC and Subsidiaries

Consolidated Statement of Financial Condition
March 31, 2013

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ICAP Securities USA LLC and Subsidiaries

Consolidated Statement of Financial Condition

March 31, 2013

ICAP Securities USA LLC and Subsidiaries
Index
March 31, 2013

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Independent Auditor's Report

To the Member of
ICAP Securities USA LLC and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of ICAP Securities USA LLC and its Subsidiaries (the "Group") as of March 31, 2013.

Management's Responsibility for the Consolidated Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a consolidated statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Group's preparation and fair presentation of the consolidated statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of ICAP Securities USA LLC and its Subsidiaries at March 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

May 28, 2013

ICAP Securities USA LLC and Subsidiaries
Consolidated Statement of Financial Condition
Year Ended March 31, 2013

(dollars in thousands)

Assets		
Cash and cash equivalents	$	152,106
Cash segregated under federal regulations		28,013
Deposits with clearing organizations		29,506
Securities owned, at fair value		77,366
Securities owned, at cost, not readily marketable		1,391
Receivable from brokers dealers and clearing organizations		1,486,522
Receivable from customers		30,112
Securities purchased under agreements to resell		40,673
Commissions receivable, net of allowance for doubtful accounts of $520		37,553
Receivable from affiliates		20,876
Intangible assets, net of accumulated amortization of $522		685
Goodwill		2,312
Prepaid expenses and other assets		18,445
Total assets		1,925,560
Liabilities and Member's Equity		
Liabilities		
Payable to brokers, dealers and clearing organizations		1,531,325
Securities sold, not yet purchased, at fair value		56,886
Securities sold, under agreements to repurchase		19,988
Payable to customers		31,150
Payable to affiliates		904
Accrued expenses and accounts payable		49,114
Total liabilities		1,689,367
Commitments and contingencies (Note 7)		
Member's equity		236,193
Total liabilities and member's equity	$	1,925,560

The accompanying notes are an integral part of this consolidated financial statement.

ICAP Securities USA LLC and Subsidiaries
Notes to Consolidated Statement of Financial Condition
March 31, 2013

1. Organization

ICAP Securities USA LLC (the "Company") and its direct wholly owned subsidiaries, ICAP Electronic Broking LLC ("IEB"), ICAP Corporates LLC ("Corporates"), and LinkBrokers Derivatives LLC ("Link"), (the subsidiaries are collectively referred to herein as the "Subsidiaries", and the Company and Subsidiaries together are referred to herein as the "Group") are Delaware limited liability companies. The sole Member of the Company is ICAP Broking Holdings North America LLC ("IBHNA"). IBHNA has two Members ICAP US Financial Services LLC ("IUFS") and First Brokers Holdings Inc. ("FBHI"). FBHI is a wholly owned subsidiary of IUFS, and IUFS is owned by ICAP North America, Inc ("INAI"), fifty percent directly and the other fifty percent indirectly through ICAP US Investment Company ("IUIC"). IUIC is a wholly owned subsidiary of INAI.

The Group is an indirect wholly owned subsidiary of ICAP plc, a public company registered in the United Kingdom that engages principally in money and securities broking throughout the world.

The Company is registered with the Securities and Exchange Commission ("SEC") as a government securities broker-dealer under the provisions of the Government Securities Act of 1986, and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). The Company, headquartered in New Jersey and with an office in London, is a broker of U.S. Treasury bills, notes and bonds, and obligations of U.S. Governmental agencies, and repurchase and reverse repurchase agreements covering U.S. Government and Federal agency securities.

The Subsidiaries primarily operate in the brokering of financial instruments. Collectively the instruments include, but are not limited to corporate bonds, preferred stock, credit derivatives, U.S. Governmental and other Federal agency obligations, collateralized mortgage obligations and other asset-backed corporate debt securities, Canadian Government and Canadian Corporate debt obligations, equities, equity options, commodity futures, and financial futures. Certain subsidiaries also provide direct market access services and market data to market data distributors.

During October 2012 Corporates withdrew its Futures Commission Merchant ("FCM") registration with the Commodity Futures Trading Commission ("CFTC") and elected to register as an Independent Introducing Broker ("IB") with the National Futures Association ("NFA"). The change in registration did not result in a material change to the business conducted by Corporates.

During December 2012, Link notified FINRA and the SEC of its intent to sell to Corporates the assets of Link necessary to operate Link's current business. On March 25, 2013 FINRA approved the transaction and the asset transfer date of April 1, 2013 (see note 9).

During February 2013 IEB entered into a fully disclosed clearing agreement with Pershing LLC for the settlement and clearance of certain customer's U.S. Treasury securities.

IEB, Corporates and Link are registered with the SEC, and Corporates is registered with the Commodity Futures Trading Commission ("CFTC"). Corporates has four trading licenses with the New York Stock Exchange ("NYSE"), is a member of the NYSE Amex LLC, NASDAQ Stock Exchange, NYSE Arca, the Chicago Board Options Exchange, and the National Stock Exchange. Corporates is registered as a non clearing IB with the CFTC and is a member of the NFA, Intercontinental Exchange Futures U.S., and the Chicago Board of Trade which is part of the Chicago Mercantile Exchange Group. IEB operates an electronic inter-dealer trading system.

Brokerage capacities

In certain products, members of the Group act in the capacity of "matched principal" or "name give-up."

When acting in the capacity of "matched principal", the Group member acts as a "middleman" or intermediary by serving as the counterparty for identified buyers and sellers in the matching, in whole or in part, of reciprocal back-to-back trades.

When acting in the "name give-up" capacity, the Group member acts in an agency capacity, whereby it connects buyers and sellers and may assist in the negotiation of the price and other material terms of the transaction. At the point at which the parties agree to terms, the Group member leaves the buyer and seller to clear and settle through the appropriate market mechanism.

In certain markets, members of the Group may also facilitate its clients by acting as the executing broker of exchange products. Certain of these transactions are introduced to a clearing firm for settlement and clearance, and in others the Group member may self-clear the transaction.

The Group's Internal Counsel believes that ICAP plc benefits from a waiver from consolidated capital adequacy tests granted by the UK Financial Conduct Authority ("FCA") to ICAP's FCA regulated entities. The waiver provides relief from certain capital requirements under EU legislation, provided that ICAP plc's Group is not exposed to proprietary trading risk.

Commissions and Fees

The Group is generally compensated for its role in facilitating and consummating transactions by charging a brokerage fee. In "matched principal" market places the fee typically takes the form of a markup or markdown which is added to or subtracted from, as the case may be, the agreed-to transaction price. In "name give-up" market places and for other agency transactions the fee will typically take the form of a commission.

In addition, in certain fixed income markets, the Group may when acting in a "matched principal" capacity, earn a profit by buying a financial instrument at one price and simultaneously or shortly thereafter selling it at a higher price (or vice versa), such that the Group receives the benefit of the "spread" on the trade in addition to any markup or markdown it charges.

Unmatched Principal Transactions

The Group may and does from time to time acquire unmatched positions as principal, including but not limited to, in the following scenarios:

(1) Taking a position to add liquidity for Group customers and to attract market participants to its market. Sometimes the act of posting or providing quotations may result in the Group acquiring a position as principal on an unmatched trade;

(2) As a result of errors or out-trades. From time to time, as a result of a bona fide error the Group may in "matched principal" market places acquire a position in resolution of such error (this may also occur when the Group is acting as agent in an exchange based marketplace); and

(3) Executing or facilitating customer orders. This includes but is not limited to acquiring a position (i) resulting from the partial mismatches in timing between multiple buyers and sellers when facilitating customer orders, and (ii) where appropriate, executing in anticipation of customer interest or anticipated orders, and (iii) prior to a position being novated, given-up or settled by the relevant customer(s) and/or for the purposes of gaining the customer(s) access to any applicable clearing and settlement system.

2. Summary of Significant Accounting Policies

Basis of presentation

The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Material intercompany balances and transactions are eliminated upon consolidation. The U.S. Dollar is the functional currency of the Company and its subsidiaries. In the opinion of management, the Consolidated Statement of Financial Condition includes all adjustments necessary to present fairly the financial position at March 31, 2013.

Use of Estimates

Preparation of the Consolidated Financial Statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(a) Cash and Cash Equivalents

Cash and cash equivalents at March 31, 2013 include approximately $33,024 of short-term highly liquid money market mutual funds. The Group considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. In addition, all of the $33,024 is held at one major financial institution. Additionally at March 31, 2013, the Group had a cash balance that exceeded the Federal Deposit insurance Corporation ("FDIC") limit of $250, held at two major financial institutions.

(b) Exchange and Trading Memberships

The Company and a member of the Group own membership shares in the Depository Trust Clearing Corporation ("DTCC"). The membership shares are subject to restriction. The Group carries these restricted shares at cost of approximately $592 and $18 respectively. Additionally another member of the Group owns two trading memberships with ICE Inc., formerly named the New York Board of Trade ("NYBOT").The membership shares are subject to restriction. The Group carries these restricted shares at cost of approximately $781. These restricted shares are included in securities owned, at cost, not readily marketable on the Consolidated Statement of Financial Condition.

(c) Securities Transactions

Security transactions are recorded in the Consolidated Statement of Financial Condition on a trade date basis; the related trading income or loss is recorded on trade date basis and reported in the Consolidated Statement of Income. Customers' securities transactions are recorded on a settlement date basis.

Securities owned are recorded at fair value.

(d) Collateralized Financing Agreements

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received within receivables and payables from brokers, dealers and clearing organizations in the Consolidated Statement of Financial Condition. Securities borrowed transactions require a certain Group member to deposit cash with the lender. With respect to securities loaned, the Group member receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the market value of the applicable securities. The Group member monitors the market value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate.

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Group does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Group to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily and the Group may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

The Group's repurchase agreements are carried at the amounts of cash advanced or received, plus accrued interest, which approximates fair value.

(e) Goodwill and Intangibles

Under ASC 350, goodwill and the useful lives of intangible assets are tested for impairment, at a minimum, on an annual basis or when an event occurs or circumstances change that signifies the existence of impairment. In September 2011, a new accounting standard was issued that permits an entity to perform an annual qualitative assessment of goodwill impairment to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. The Group elected to continue to perform an annual quantitative assessment and concluded that there was no impairment of goodwill or intangible assets as of March 31, 2013.

Identifiable intangible assets consist of customer lists and are amortized over four to five years.

(f) Prepaid Expenses and Other Assets

Prepaid expenses and other assets primarily represent unamortized compensation expense associated with sign-ons and advances which are amortized over the life of the employment contracts.

(g) Allowance for Doubtful Accounts

An allowance for doubtful accounts on commissions receivable is maintained at a level that in management's judgment is adequate to absorb potential credit losses. The allowance is increased by provisions charged to income and is reduced by charge-offs.

(h) Income Taxes

The Group is comprised of single member limited liability companies which are owned by a partnership, and therefore treated as disregarded entities pursuant to Treasury Regulation 301.7701-3 for federal income tax purposes. Generally disregarded entities owned by a partnership are not subject to entity level federal or state income taxation and, as such, the Group does not provide for income taxes under ASC 740, Income taxes. For income tax purposes the Group's income and/or loss is combined with that of its parent IBHNA, and is then reported on the tax return of IBNHA's two members.

3. Accrued Expenses and Accounts Payable

Accrued expenses and accounts payable at March 31, 2013 include approximately $36,602 of accrued compensation and related expenses, and $12,512 of other accrued expenses.

4. Cash Segregated Under Federal Regulations

Cash in the amount of $21,503 have been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3 (see Note 8). Certain members of the Group compute a PAIB Reserve, which requires that these Group members maintain minimum segregated cash in the amount of total credits per the Reserve Computation. As of March 31, 2013 cash in the amount of $6,510 has been segregated in proprietary accounts of introducing broker-dealers ("PAIB") reserve account. The segregated cash held in both the special reserve bank account for the exclusive benefit of customers and the PAIB reserve account exceeded the requirement pursuant to SEC Rule 15c3-3.

5. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Settlement date for brokered transactions in securities is generally same day or one to three business days after trade date, except for mortgage related securities issued by federal agencies, which is between five and twenty business days after trade date.

Fail-to-deliver	$	84,419	Fail-to-receive	$	90,755
Deposits paid for securities borrowed		1,394,388	Deposits received for securities loaned		1,398,711
Other		7,715	Other		41,859
	$	1,486,522		$	1,531,325

The unrealized gains for delayed-delivery, to-be-announced securities (TBA) and when-issued securities are recorded in the Consolidated Statement of Financial Condition net of unrealized losses by counterparty.

6. Receivable from and Payable to Customers

Receivable from and payable to customers consists primarily of amounts due on cash transactions arising from customer fails-to-receive and fails-to-deliver.

7. Commitments and Contingencies

Leases

The Group has four lease agreements for facilities, the longest of which is 15 years. The leases contain provisions for escalations based on increases in certain costs incurred by the lessors. Minimum annual lease commitments under the leases are as follows:

Year Ending March 31,	
2014	9,742
2015	7,959
2016	6,886
2017	6,886
2018	6,886
Thereafter	6,166
	$ 44,525

The office space included under the leases is used by the Group and various other affiliates.

The ultimate parent company, ICAP plc has obtained an uncollateralized letter of credit in the amount of $6,720, in order to satisfy the requirements of the lease agreement entered into by the Group for the facilities.

The Company obtained an uncollateralized letter of credit in the amount of $2,160, in order to satisfy the requirements of the lease agreement entered into by the Company for the disaster recovery facility.

A subsidiary has satisfied collateral requirements with one clearing organization at March 31, 2013 by depositing one letter of credit in the amount of $25,000. No amounts have been paid under this arrangement.

The Group has access to a $200,000 committed daily revolving credit facility available to satisfy collateral requirements with a clearing organization. As of March 31, 2013, the Group had not drawn down on the credit facility.

Legal proceedings

The highly regulated nature of the Group's business means that from time to time it is subject to regulatory enquiries and investigations.

Such matters are inherently subject to many uncertainties and the Group cannot predict their outcomes. There are no issues which are currently expected to have a material adverse impact on the Group's financial condition. However, the Group can provide no assurance that such actions will not be material to our operating results and cash flows, depending in part upon operating results and cash flows for a particular period.

The Group is involved in litigation arising in the ordinary course of its business, including, but not limited to litigation and claims relating to employment. Management believes, based upon consultation with outside legal counsel, that the outcome of these matters will not have a material adverse effect on the Group's financial condition. However, the Group can provide no assurance that such actions will not be material to our operating results and cash flows, depending in part upon operating results and cash flows for a particular period.

8. Regulatory Requirements

The Company is subject to Regulation 402.2 of the Department of the Treasury, which requires the maintenance of minimum liquid capital, as defined.

The Company had liquid capital of approximately $150,165 at March 31, 2013, which was approximately $148,899 in excess of the minimum liquid capital requirement of $1,266. The Company's ratio of liquid capital to total haircuts was approximately 142 to 1.

Corporates and IEB are subject to SEC Rule 15c3-3 and maintain "Special Accounts for Exclusive Benefit of Customers" (see Note 4).

Group members are registered with the SEC and are subject to the Uniform Net Capital requirements under Rule 15c3-1, and, accordingly, must maintain minimum net capital (as defined). This rule allows for a flow-through benefit from the subsidiaries equal to net capital and net liquid capital in excess of the capital requirements of the subsidiaries. ICAP Corporates LLC ICAP Electronic Broking LLC, and LinkBrokers Derivatives LLC are subject to the uniform net capital requirements under Rule 15c3-1 and ICAP Corporates LLC is subject to the Minimum Financial Requirements Rule pursuant to Regulation 1.17 of the Act. The net capital and minimum net capital required of each subsidiary at March 31, 2013 are set forth below:

Group members	Net Capital	120% of Minimum Net Capital Requirement	Excess Net Capital
ICAP Corporates LLC	$ 47,776	$ 1,200	$ 46,576
LinkBrokers Derivatives LLC	6,765	300	6,465
ICAP Electronic Broking LLC	23,161	300	22,861
Total	$ 77,702	$ 1,800	$ 75,902

The following summarizes the assets and liabilities of subsidiaries consolidated in the accompanying Consolidated Financial Statements, but not consolidated in the Company's corresponding unaudited Form G-405 part II filed as of March 31, 2013:

	ICAP Corporates LLC	LinkBrokers Derivatives LLC	ICAP Electronic Broking LLC	Total
Assets	$ 1,694,284	$ 16,527	$ 65,255	$ 1,776,066
Liabilities	1,599,650	4,714	23,852	1,628,216
Net	$ 94,634	$ 11,813	$ 41,403	$ 147,850

9. Asset Purchase

During December 2012, Link notified FINRA and the SEC of its intent to sell to Corporates the assets of Link necessary to operate Link's current business ("the Purchased Assets"). On March 25, 2013, FINRA approved the transaction and the asset transfer date of April 1, 2013 ("the closing date"). On the closing date Link will transfer to Corporates the Purchased Assets and the brokers employed by Link to operate the Purchased Assets. The transaction will not result in any material change for Corporates. As of the closing date Link will not conduct any new securities business, but instead will remain registered as a broker dealer in order to collect accrued commissions earned prior to the closing date. Additionally Link will maintain responsibility for liabilities attributable to the Purchased Assets and the assets retained by Link ("the Retained Assets") which accrued prior to the closing date, and those attributable to the Retained Assets that may come due after the closing date. The Retained Assets at Link will be used to satisfy the liabilities attributable to Link.

10. Income Taxes

The Group is comprised of single member limited liability companies which are owned by a partnership, and therefore are disregarded entities for US income tax purposes. Pursuant to Treasury Rule 301.7701- 3,Management has determined that single member limited liability companies owned by a partnership are disregarded entities for income tax purposes and are not subject to an entity-level tax, and therefore the Group is not required to record tax provisions on its Consolidated Financial Statements or regulatory filings.

In lieu of recording income tax provisions, the Group declares and pays regular dividends up to their US taxpaying owner, INAI. The dividends allow INAI to make tax payments attributable to the Group's income passed through to INAI.

11. Employee Benefits

The Group participates in a trustee profit sharing plan (the "Plan") covering substantially all of its employees, under which contributions are made at the discretion of management. Each member of the Group pays its respective portion of the administrative expenses. The Plan includes a 401(k) provision whereby all employees are allowed to contribute a portion of their earnings. On a discretionary basis, the Group matches a portion of employee contributions, except for employees who earn salaries in excess of a certain threshold.

12. Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 – Significant unobservable inputs (including management's own assumptions in determining fair value) for the asset or liability.

The Group did not have any assets or liabilities classified as Level 3 at March 31, 2013.

Estimated Fair Value of Financial Instruments Measured at Fair Value

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis:

	March 31, 2013			
Assets:	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 33,024	$ -	$ -	$ 33,024
Securities owned	77,366	-	-	77,366
Total assets at fair value	$ 110,390	$ -	$ -	$ 110,390
Liabilities:				
Securities sold, not yet purchased	$ 56,886	$ -	$ -	$ 56,886
Total liabilities at fair value	$ 56,886	$ -	$ -	$ 56,886

The Group's cash and cash equivalents include short-term highly liquid money market mutual funds which are quoted through over the counter markets and therefore considered Level 1 assets.

The Group's securities owned, typically shares of common stock and high grade bonds, which are measured based on quoted market prices and therefore are considered Level 1 assets.

The Group's securities sold, but not yet purchased, typically shares of common stock and high grade bonds which are measured based on quoted market prices and therefore considered Level 1 assets.

ASU 2010-6 "Improving Disclosures about Fair Value Measurements" ("ASU") requires the following disclosures: (1) significant transfers in and out of Levels 1 and 2 and the reasons that such transfers were made; and (2) additional disclosures in the reconciliation of Level 3 activity, including information on a gross basis for purchases, sales issuances and settlements. For the year ended March 31, 2013 the Group did not have any transfers between Levels.

Estimated Fair Value of Financial Instruments Not Measured at Fair Value

The Group estimates that the fair value of its remaining financial instruments recognized on the Consolidated Statement of Financial Condition approximate their carrying value, because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

The table below presents the carrying value of the Group's financial instruments which approximate fair value. In addition, the table excludes the values of non-financial assets and liabilities.

	March 31, 2013			
Assets:	Level 1	Level 2	Level 3	Total
Deposits with clearing organizations	$ -	$ 29,506	$ -	$ 29,506
Securities owned at cost, not readily marketable	-	1,391	-	1,391
Receivable from broker dealers and clearing organizations	-	1,486,522	-	1,486,522
Receivable from customers	-	30,112	-	30,112
Securities purchased under agreements to resell	-	40,673	-	40,673
Commissions receivable	-	37,553	-	37,553
Total	$ -	$ 1,625,757	$ -	$ 1,625,757
Liabilities:				
Payable to broker dealers and clearing organizations	$ -	$ 1,531,325	$ -	$ 1,531,325
Securities sold under agreements to repurchase	-	19,988	-	19,988
Payable to customers	-	31,150	-	31,150
Total	$ -	$ 1,582,463	$ -	$ 1,582,463

13. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

If transactions do not settle because of failure by either counterparty to perform, the Group may, under certain circumstances, be required to discharge the obligation of the non-performing party.

As a result of acquiring a position as discussed under Note 1 herein, the Group may incur a gain or a loss if the market value of the security at the time of discharge is different from the value of the original transaction.

Corporates has loaned to brokers and dealers, securities owned by other brokers and dealers having a market value of approximately $1,332,961 and received cash or other collateral with a value of approximately $1,398,711 which is recorded in the Group's Consolidated Statement of Financial Condition at March 31, 2013. If a borrowing broker or dealer does not return a security, the subsidiary may be obligated to purchase the security in order to return it to the owner. In such circumstances, the subsidiary may incur a loss equal to the amount by which the market value of the security on the date of non-performance exceeds the value of the loan or the collateral from the broker or dealer. In addition, the subsidiary has borrowed from other brokers and dealers and financial institutions, securities having a market value of approximately $1,333,068 and has given cash or other collateral with a value of approximately $1,394,388, which is recorded in the Group's Consolidated Statement of Financial Condition at March 31, 2013. In the event a lender does not return the collateral, the subsidiary may be subject to a loss equal to the amount by which the collateral exceeded the market value of the security borrowed.

The Group maintains a policy to monitor market exposure and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Group has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which they conduct business. Management does not anticipate non-performance by the counterparties. Whenever warranted, additional cash or collateral is obtained. A certain member of the Group has received collateral having a market value of $10,384 which it is permitted to sell or pledge. As of March 31, 2013 no collateral was re-pledged. The Group monitors the credit worthiness of each counterparty.

Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at their contract value plus accrued interest. It is the policy of the Group to take possession of all underlying assets purchased under resale agreements. The market value of these underlying securities is reviewed to ensure that the amounts loaned are adequately collateralized.

The contractual amount of purchase and sale transactions for the Group at March 31, 2013 was approximately $9,808,686 for both purchases and sales which have not yet reached settlement date. Substantially all of these transactions have settled within a period of three business days.

Pursuant to the terms of the clearing agreements between the Group and its clearing brokers, the clearing brokers have the right to charge the Group for losses that result from a counterparty's failure to fulfill its contractual obligations. At March 31, 2013 the Company has recorded no liability. As the right to charge the Group has no maximum amount and applied to all trades executed through the clearing broker, the Group believes there is no maximum amount assignable to this right.

In the normal course of its operations, the Group enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Group's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Group that have not yet occurred. However, based on experience, the Group believes the risk of loss is remote.

14. Transactions with Affiliates

The Group entered into an agreement with an indirect wholly owned subsidiary of ICAP plc, whereby the subsidiary provides them with shared occupancy and administrative services (including finance, human resources, operations, legal and electronic data processing functions). At March 31, 2013 $18,508 was prepaid to affiliate under this agreement and therefore is reflected in receivable from affiliates in the Consolidated Statement of Financial Condition.

The Group has receivables and payables from affiliates of $2,368 and $904 respectively, relating to commission revenues and expenses.

In addition, certain members of the Group provide clearing services for foreign and domestic affiliates.

A certain Group member leases seat memberships from an affiliate of IBHNA. Included in other expense on the Consolidated Statement of Income is $55 paid to an affiliate.

Amounts receivable from and payable to affiliate are non-interest bearing and are due on demand.

The Company has a membership with the Fixed Income Clearing Corporation ("FICC"). IEB has an affiliated membership underneath the direct membership of the Company. Although IEB maintains a separate participant identification with the FICC, it introduces transactions in FICC eligible securities to the Company for settlement and clearance. All margining is combined at the Company level.

15. Regulatory Developments

Recently enacted and potential further financial regulatory reforms could have a significant impact on the Group's business, financial condition and results of operations. The Dodd-Frank Wall Street Reform and Consumer Protection Act ("the Dodd-Frank Act") is expected to have a broad impact on the financial services industry, including significant regulatory and compliance changes. Many of the requirements called for in the Dodd Frank Act will be implemented over time and most will be subject to implementing regulations over the course of several years. Given the uncertainty associated with the manner in which the provisions of Dodd Frank will be implemented by the various regulatory agencies and through regulation, the full extent of the impact such requirements will have on the Group's operation is unclear.

Key to the financial reform of the financial OTC derivatives markets are the rules governing derivatives registration, trading and clearing. The purpose of the rule is to improve transparency, risk management, capital and margin requirements. The Group continues to engage with industry peers and regulators on the aspects of open and fair access to markets, the functioning of interdealer brokers ("IDBs") in these markets and capital requirements. Overall, it is still unclear how structural reforms will impact IDBs, their customers or their counterparties. Some of these changes will create both opportunities and challenges for interdealer brokers. Therefore the Group will continue to remain engaged with its industry peers and regulators in the formulation of final regulation in order to help our clients address these changes as well as ensure the Group is properly positioned to respond to the changes.

16. Subsequent Events

The Group has performed an evaluation of subsequent events through May 28, 2013. On April 1, 2013 before the open of business the purchase of Link's assets by Corporates was completed. There have been no subsequent events that occurred during this period that would require recognition in the financial statements or disclosure as of March 31, 2013 or for the year then ended.

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